Exhibit 99.1

Bragg Gaming Group Facilitates Executive Block Trade

Toronto, February 27, 2026 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading iGaming content and technology provider, today announced that its Board of Directors approved a limited waiver of the company's scheduled blackout period, in order to permit its chief executive officer, Matevž Mazij, to conduct a block sale of 1,039,000 common shares of the Company to a single purchaser in a private transaction (the “Sale”). The Board granted the waiver in response to a request from Mr. Mazij to address urgent personal financial circumstances. The Board determined that granting the waiver was in the best interests of the Company and shareholders in order to facilitate the Sale in an orderly manner. Given the Company’s prior announcement of its preliminary unaudited fourth quarter and full year 2025 financial results, the Board was satisfied that Mr. Mazij was not in possession of material non-public financial information regarding the Company. The purchaser under the Sale agreed to execute a customary non-disclosure agreement and 6 month lock up in respect of the Company’s common shares. The Company does not expect any further waivers of the blackout period to be sought or granted.

Required Early Warning Disclosure

This additional disclosure is being provided pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed by Mr. Mazij, and his holding company, K.A.V.O. Holdings Limited, with the regulatory authorities in each jurisdiction in which the Company is a reporting issuer, containing information with respect to the Sale (the “Early Warning Report”). The Sale was completed by K.A.V.O. Holdings Limited on February 26, 2026, at a price of C$2.00 per common share for aggregate gross proceeds to of C$2,078,000. Mr. Mazij completed the sale to address urgent personal financial circumstances.

Prior to the Sale, Mr. Mazij, directly or indirectly, through entities owned and/or controlled, directly or indirectly by him (the “Mazij Group”), held 4,434,000 common shares, representing 17.70% of the issued and outstanding common shares. In addition, Mr. Mazij held 25,000 options and 283,476 stock appreciation rights, which each may be exercisable or settled for Common Shares.

Following the Sale, the Mazij Group held 3,395,000 Common Shares representing 13.55% of the issued and outstanding Common Shares. In addition, Mr. Mazij continues to hold 25,000 options and 283,476 stock appreciation rights, which each may be exercisable or settled for Common Shares.

In addition to the Sale, Mr. Mazij may, depending on market conditions, acquire additional Common Shares or dispose of Common Shares in the future whether in transactions over the open market or through privately negotiated arrangements or otherwise, subject to a number of factors, including general market conditions and investment diversification.

The head office of the Company is located at 130 King Street West, Suite 1955 Toronto, Ontario. A copy of the Early Warning Report will be filed under the Company’s profile on SEDAR+. The head office of Mr. Mazij’s holding company K.A.V.O. Holdings Limited is located at Themistokli dervi 41, Hawaii Tower, 1st Floor, Flat Office 106, 1066, Nicosia, Cyprus.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and platform technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge player account management (“PAM”) technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg HUB either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iCasino markets globally, including in the U.S., Canada, LatAm and Europe.

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For investor enquiries, please contact:

Stephen Kilmer

+1 (646)-274-3580

stephen.kilmer@bragg.group